Act: 1934
Section:
Rule: 12g-3
Public Availability: 11/22/2010

NO ACT

DC
11-22-10

November 22, 2010



Received SEC
NOV 2 2 2010
Washington, DC 20549



10013772

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: HCA Inc.
Incoming letter dated November 22, 2010

Based on the facts presented, the Division's views are as follow. Capitalized terms have the same meanings as defined in your letter.

- Holdings may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 and S-8. The Company's reporting history under the Exchange Act may also be used in determining whether Holdings "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- The Division will not object if Holdings, as successor to the Company, does not file a new registration statement under the Securities Act for the ongoing offering of securities covered by the Company's currently effective registration statement on Form S-8, provided that Holdings adopts the Company's registration statement by filing a post-effective amendment pursuant to Rule 414 under the Securities Act.

- The Company's Exchange Act reporting history may be taken into account when determining Holdings' compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act.

- After consummation of the Reorganization, Holdings may succeed to the Commission file number currently used by the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Ted Yu
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Mail Stop 4561

J. Page Davidson
Bass, Berry, Sims, PLC
150 Third Avenue South, Suite 2800
Nashville, TN 37201

Re: HCA Inc.

Dear Mr. Davidson:

In regard to your letter of November 22, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

BASS
BERRY • SIMS PLC

150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

J. Page Davidson
PHONE: (615) 742-6253
FAX: (615) 742-2753
E-MAIL: pdavidson@bassberry.com

Securities Act of 1933
Rules 144 and 414
Form S-3, S-4 and S-8

Securities Exchange Act of 1934
Section 12(g)
Rules 12b-2 and 12g-3

November 22, 2010

[Via e-mail to cfletters@sec.gov]

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: HCA Inc. — Delaware Holding Company Reorganization

Ladies and Gentlemen:

We are acting as counsel for HCA Inc., a Delaware corporation (the "Company"), to request advice of the Office of Chief Counsel, Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), arising from the proposed plan to reorganize the Company's operations into a holding company structure (the "Reorganization").

To effect the Reorganization, the Company has formed HCA Holdings, Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Company ("Holdings"), and, in turn would cause Holdings to form HCA Merger Sub LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Holdings ("Merger Sub"). The holding company organizational structure would be implemented pursuant to Section 251(g) of the General Corporation Law of the State of Delaware ("DGCL") by the merger of Merger Sub with and into the Company. The Company would survive the merger as a direct, wholly-owned subsidiary of Holdings. The Reorganization is discussed more fully under the heading "Proposed

1. **Background Information.**

The Company is a comprehensive, integrated provider of health care and related services. The Company was incorporated in Nevada in January 1990 and reincorporated in Delaware in September 1993. The Company's authorized capital stock consists of 125,000,000 shares of common stock, par value $0.01 per share ("Company Common Stock"). As of November 3, 2010, there were 94,644,764 shares of Company Common Stock outstanding. There are no other authorized or outstanding classes or series of capital stock of the Company. The Company Common Stock is currently registered under Section 12(g) of the Exchange Act and the Company is current in all of its reporting obligations under the Exchange Act. The Company Common Stock is not traded on a national securities exchange.

On November 17, 2006, the Company underwent a recapitalization transaction and was purchased by a consortium of private equity firms, Dr. Thomas F. Frist, Jr. and certain other investors (the "Recapitalization"). Prior to the Recapitalization, the Company's common stock was traded on the New York Stock Exchange and was registered under Section 12(b) of the Exchange Act. From November 2006 through December 31, 2006, notwithstanding the Recapitalization, the Company was required to continue to file reports under Section 15(d) of the Exchange Act as a result of a registration statement it filed relating to its common stock in March 2006. From the beginning of 2007 through September 26, 2007, the Company continued to file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K with the SEC as a "voluntary filer" in order to comply with certain contractual information covenants related to its outstanding debt securities. On September 26, 2007, a registration statement on Form S-4 relating to registered exchange offers for three series of debt securities issued in connection with the Recapitalization became effective, subjecting the Company again to the reporting requirements of the Exchange Act pursuant to Section 15(d) of the Exchange Act. On April 29, 2008, the Company registered its common stock pursuant to Section 12(g) of the Exchange Act. As a result of the registration of the Company Common Stock pursuant to Section 12(g) of the Exchange Act, the Company's reporting obligations, if any, for all other classes of its securities pursuant to Section 15(d) of the Exchange Act have been and are currently suspended. Throughout the period since the Recapitalization, the Company has remained current in all of its reporting obligations under the Exchange Act.

With respect to Securities Act registrations, the Company currently has an effective registration statement on Form S-8 (File No. 333-150714) (the "Form S-8 Registration Statement"). The Form S-8 Registration Statement relates to the Company's 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates, pursuant to which shares of Company Common Stock may be issued to Company employees and directors under various types of compensatory awards (the "Compensation Plan"). In addition, on May 7, 2010, the Company filed with the Commission a Registration Statement on Form S-1 (File No. 333-166610) (the "Form S-1 Common Stock Registration Statement") relating to a potential initial public offering of shares of Company Common Stock. It is not currently determinable when the contemplated initial public offering will occur, but, to the extent that a decision is made to proceed with the offering following the Reorganization, the offering will be structured as an offering by Holdings of Holdings common stock. The Company also has effective registration statements on Form S-4 (File No. 333-165938, effective May 5, 2010, and File No. 333-145054, effective September 26, 2007) (the "Form S-4 Registration Statements") and an effective registration statement on Form S-1 (File No. 333-159511, effective July 9, 2009) (the "Form S-1 Debt Registration Statement") relating to certain of its debt securities. The Company's reporting obligations pursuant to Section 15(d) of the Exchange Act have been and are currently suspended because of the registration of the Company Common Stock pursuant to Section 12(g) of the Exchange Act. For the reasons described under the heading "Proposed Reorganization" below, the Company will not be seeking to assume or succeed to any of the registration statements referenced above other than the Form S-8 Registration Statement.

2. **Proposed Reorganization.**

The Company proposes to reorganize its operations into a holding company structure whereby the Company would become a direct, wholly-owned subsidiary of Holdings. The Reorganization is being effected to create a holding company structure to facilitate an offering of Holdings' debt securities. The offering of debt securities by Holdings is expected to be consummated on or about November 23, 2010. It is intended that the proceeds from such offering, subject to consummation of the Reorganization, will be used to fund a distribution to Holdings' stockholders. It is necessary to implement such offering of debt securities and related distribution to stockholders at the Holdings level due to contractual restrictions relating to debt incurrence and payment of distributions provided for in the terms of certain of the existing indebtedness of the Company. Following the Reorganization, such debt securities may be issued by Holdings without the consent of the Company's existing debt holders, and no such consents have or will be solicited. The Reorganization is not being effected in connection with any other currently pending or planned corporate transaction. Pursuant to the contractual requirements related to certain of the Company's existing indebtedness, Holdings is not permitted to assume such indebtedness, or assets or other liabilities of the Company, in the Reorganization but instead such assets and liabilities (including existing indebtedness) must remain in place at the Company level. Accordingly, the Company's existing operations, assets and liabilities are not being reorganized in connection with the Reorganization. Holdings will, however, unconditionally guarantee the indebtedness covered by the Form S-4 Registration Statements and the Form S-1 Debt Registration Statement.[1] There will be no change in the subsidiaries of the Company that

[1] Notwithstanding that Holdings will file an Form S-1 registration statement comparable to the Form S-1 Debt Registration Statement following the Reorganization that would also register Holdings' guarantee of the Company's indebtedness registered thereunder to enable Banc of America Securities LLC and its affiliates to continue to make offers and sales of the debt securities referenced therein (as further discussed below under "Proposed Reorganization"), we are of the view, based on the Division's prior "no action" letters, that Holdings may issue the guarantees without registering the guarantees under the Securities Act and that neither Holdings or the Company will be required to qualify the related supplemental indentures under the Trust Indenture Act as a result of the issuance of the guarantees. In particular, we note that the guarantees will not constitute offers or sales of securities requiring registration under the Securities Act or the qualification of the supplemental indentures under the Trust Indenture Act since (i) none of Holdings, the Company or the subsidiary guarantors will receive any consideration from the Company's existing debt holders in connection with the guarantees, (ii) Holdings is not required to guarantee any of the debt securities by any indenture or other agreement and (iii) Holdings and the Company may execute the supplemental indentures without the consent of the Company's existing debt holders and no such

are guarantors under its outstanding debt securities and the contractual obligation for such entities to provide such guarantees will survive the Reorganization intact.

To effect the Reorganization, the Company has incorporated Holdings as a Delaware corporation and direct, wholly-owned subsidiary of the Company and, in turn, would cause Holdings to form Merger Sub as a Delaware limited liability company and direct, wholly-owned subsidiary of Holdings. Prior to the Reorganization, each of Holdings and Merger Sub would have a nominal amount of stock or limited liability company interests outstanding, as applicable, have no assets (other than nominal amounts of cash and cash equivalents representing its initial capitalization), and conduct no business operations.

In the Reorganization, each share of Company Common Stock issued and outstanding immediately prior to the Reorganization would convert into and be exchanged for, on a share-for-share basis, one share of the common stock of Holdings ("Holdings Common Stock"), having the same rights, powers, preferences, qualifications, limitations and restrictions as the Company Common Stock being converted and exchanged. Each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Reorganization and held by Holdings would convert into a share of common stock of the corporation surviving the Reorganization (i.e., the Company), and Merger Sub's limited liability company existence would cease. As a result of the Reorganization, the Company would become a direct wholly-owned subsidiary of Holdings.

The Company's Board of Directors would effect the Reorganization without a vote of the Company's stockholders pursuant to Section 251(g) of the DGCL. Section 251(g) permits a Delaware corporation to reorganize by merging with a direct or indirect wholly-owned subsidiary of a holding company without stockholder approval. Under a Section 251(g) reorganization, appraisal rights are not available to the Company's stockholders. However, Section 251(g) contains provisions intended to ensure that the rights of the stockholders of the corporation are not changed by or as a result of such reorganization.

The Reorganization would conform in all respects with the required provisions of Section 251(g) of the DGCL. The only constituent entities to the Reorganization would be the Company and its direct or indirect wholly-owned subsidiaries, all of which would be either a Delaware corporation or Delaware limited liability company. Immediately following the Reorganization, the certificate of incorporation and bylaws of Holdings would be identical to those of the Company (other than provisions regarding certain technical matters, as permitted by Section 251(g) of the DGCL). Upon consummation of the Reorganization, the Company would be a direct, wholly-owned subsidiary of Holdings. The Company's directors immediately prior to consummation of the Reorganization would be the directors of Holdings immediately upon consummation of the Reorganization. The Company would survive the Reorganization with a certificate of incorporation identical in substance to the Company's certificate of incorporation

---

consents have been or will be solicited. See e.g., ConocoPhillips, available August 23, 2002, AOL Time Warner Inc., available November 15, 2000, Time Warner Inc., available October 10, 1996, Allegheny Teledyne, Inc., available August 30, 1996.

immediately prior to the Reorganization (other than such changes reflecting that the Company would be a direct, wholly owned subsidiary of Holdings). Generally, the Company's U.S. stockholders will not recognize gain or loss for United States federal income tax purposes upon the conversion of their shares of Company Common Stock. Diagrams showing the Company's structure both before and after the Reorganization are attached as Exhibit A to this letter.

In the Reorganization, each share of Company Common Stock outstanding immediately prior to the Reorganization would convert on a share-for-share basis into a share of Holdings Common Stock, having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions as the Company Common Stock. Additionally, Holdings would assume all of the Company's obligations with respect to the outstanding shares registered on Form S-8 for distribution pursuant to the Compensation Plan. The outstanding performance-based units or other rights to receive Company Common Stock under the Compensation Plan would convert into performance-based units or other rights for the same number of shares of Holdings Common Stock, with the same rights and conditions as the corresponding Company performance-based units or other rights prior to the Reorganization.

Upon consummation of the Reorganization, Holdings would timely file a current report on Form 8-K describing the Reorganization, as well as a post-effective amendment to the Form S-8 Registration Statement reflecting that Holdings would become a "successor issuer" under the registration statement pursuant to Rule 414 under the Securities Act. With respect to the other outstanding registration statements, Holdings will not assume or seek to become the "successor issuer" thereunder. Specifically, Holdings will file a Form S-1 registration statement comparable to the Form S-1 Common Stock Registration Statement following the Reorganization, with the Company at the same time filing a request to withdraw the Form S-1 Common Stock Registration Statement. With respect to the Form S-4 Registration Statements, the offerings contemplated thereby have been completed, no further sales are continuing thereunder and the registrants have no further obligations thereunder, apart from any obligation pursuant to Section 15(d) of the Exchange Act which are currently suspended as a result of the Company's Section 12(g) registration of the Company Common Stock. With respect to the Form S-1 Debt Registration Statement, Holdings would file a Form S-1 registration statement comparable to the Form S-1 Debt Registration Statement following the Reorganization that would also register Holdings' guarantee of the Company's indebtedness registered thereunder, which would enable Banc of America Securities LLC and its affiliates to continue to make offers and sales of the debt securities referenced therein related to market-making transactions in such debt securities effected from time to time, with the Company at the same time filing a post-effective amendment to the Form S-1 Debt Registration Statement to deregister the remaining unsold securities thereunder.

With respect to each of the Form S-4 Registration Statements and the Form S-1 Debt Registration Statement, any reporting obligations under Section 15(d) of the Exchange Act have been and currently are suspended as described above. Following the Reorganization Holdings will become a guarantor of, but will not assume, the debt registered under the Form S-4 Registration Statements and the Form S-1 Registration Statement (as well as certain other debt of the Company issued following the July 9, 2009 effective date of the Form S-1 Debt Registration Statement, consisting of two series of first lien notes due 2020). Accordingly, following the Reorganization and the effectiveness of Holdings' status as a "successor issuer" of the Company as requested below, the reporting obligations of the Company under Section 15(d) of the Exchange Act in connection with each of the Form S-4 Registration Statements and the Form S-1 Debt Registration Statement will remain suspended pursuant to Exchange Act Rule 12h-5 as a result of Holdings' guarantee of the Company's indebtedness covered by each of these registration statements, as discussed below.

Rule 12h-5 under the Exchange Act exempts issuers of guaranteed securities from the requirements of Section 13(a) or 15(d) of the Exchange Act where the parent company's periodic reports include modified financial information as permitted by paragraphs (b) through (f) of Rule 3-10 of Regulation S-X. Rule 3-10(d) of Regulation S-X applies where a subsidiary (such as the Company following the Reorganization) issues or has issued securities and such subsidiary's parent company and one or more other subsidiaries of that parent company guarantee those securities. Rule 3-10(d) provides that the "registration statement, parent company annual report, or parent company quarterly report" need not include financial statements of the subsidiary issuer if:

(1) The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor;
(2) The guarantees are full and unconditional;
(3) The guarantees are joint and several; and
(4) The parent company's financial statements are filed for the periods specified by Rules 3-01 and 3-02 of Regulation S-X, and include, in a footnote, specified condensed consolidating financial information for the same periods.

Holdings and the Company will meet the first three requirements of Rule 3-10(d) following the Reorganization. The Company and all subsidiary guarantors will be 100% owned, directly or indirectly, by Holdings following the Reorganization. Holdings' guarantee of the Company's indebtedness will be full and unconditional as defined in Rule 3-10(h)(2) of Regulation S-X and joint and several with the subsidiary guarantors.

With respect to the fourth requirement of Rule 3-10(d), prior to the effective time of the Reorganization, Holdings will not be a reporting company for purposes of Sections 13(a) and 15(d) of the Exchange Act. As a result, Holdings will not have filed the reports required by Rule 3-01 or 3-02 of Regulation S-X. However, Holdings will, on a consolidated basis, have substantially the same assets, businesses and operations as the Company prior to the completion of the Reorganization and will be the successor to the Company. The Company has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act for the requisite periods. Moreover, Holdings will prospectively include the required condensed consolidating financial information in all future Exchange Act reports that require consolidated financial statements to be presented.

At the time Holdings files the financial statements containing the condensed consolidating financial information for all the required periods, the Company will be exempt from the Exchange Act reporting obligations pursuant to Rule 12h-5. As stated in the Commission's adopting release for Rule 12h-5 (Release Nos. 33-7878 and 34-43124 (August 4, 2000)) (the "Release"), the exemption contained in Rule 12h-5 is automatic and there is no need to seek no-action release from the Commission. We note, however, that no-action relief was granted by the Commission in similar circumstances where the subsidiary does not initially satisfy the requirements of the applicable provision of Rule 3-10(b) through (f), but later fulfills the requirements. See e.g. ConocoPhillips, supra. Similar to the ConocoPhillips facts, Holdings' consolidated financial statements to be filed in ongoing Exchange Act reports will include the requisite condensed consolidated financial information in compliance with Rule 3-10(d) of Regulation S-X. We also confirm that the full and unconditional Holdings guarantee will be in effect before the end of the period that would have been covered by the Company's next periodic report.

3. **Request.**

On behalf of the Company, we respectfully request an interpretative opinion or a no-action letter from the Division concurring in each of the following conclusions, each of which is discussed more fully under the "Discussion" heading below:

a. Forms S-3, S-4 and S-8 – Holdings may include the Company's reporting history and status prior to the Reorganization in determining whether Holdings, as the successor registrant, meets the eligibility requirements for the use of registration statements under the Securities Act following the Reorganization, including Forms S-3, S-4 and S-8.

b. Rule 414 – For purposes of Rule 414 under the Securities Act, the Form S-8 Registration Statement may be deemed to be the registration statement of Holdings as "successor issuer" and, in that regard, Holdings may continue the offering under the Form S-8 Registration Statement by filing a post-effective amendment to the Form S-8 Registration Statement in lieu of filing a new registration statement. Holdings is not seeking to assume or succeed to any other existing registration statement of the Company.

c. Rule 144(c)(1) – The Company's prior reports may be taken into account in determining Holdings' compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

d. Rules 12g-3(a) and 12b-2 – As a result of the Reorganization, Holdings will be considered a "successor issuer" of the Company and the Holdings Common Stock will be properly registered under Section 12(g) of the Exchange Act in accordance with Rule 12g-3 promulgated thereunder, the requirements of which Holdings may fulfill by indicating that the

Holdings Common Stock is registered under Section 12(g) of the Exchange Act on a Form 8-K filed in connection with the Reorganization.

e. Commission File Number – After consummation of the Reorganization, Holdings will succeed to the Commission File Number currently used by the Company.

We note that the Division has granted relief similar to that requested in this letter in several comparable circumstances, including similar holding company reorganizations under Section 251(g) of the DGCL. See e.g., The Dress Barn, Inc., available August 13, 2010, GulfMark Offshore, Inc., available January 11, 2010, MF Global Ltd., available December 15, 2009, Tim Hortons Inc., available September 9, 2009, Weatherford International Ltd., available January 14, 2009, Willbros Group, Inc., available February 27, 2009, Pediatrix Medical Group, Inc., available December 22, 2008, Otter Tail Corporation, available December 19, 2008, Mentor Corporation, available September 26, 2008, Dollar Tree Stores, Inc., available February 20, 2008, InterDigital Communications Corporation, available June 25, 2007, Hecla Mining Company, available October 31, 2006, Mercer International, Inc., available December 12, 2005, Matria Healthcare, Inc., available February 10, 2005, and Adolph Coors Company, available August 25, 2003.

4. **Discussion.**

a. **Forms S-3, S-4 and S-8.**

General Instruction I.A.7.(a) to Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A. 1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

As indicated above, a primary purpose of the Reorganization is to form a new holding company. In addition, the consolidated assets and liabilities of Holdings immediately subsequent to the Reorganization will be the same as the consolidated assets and liabilities of the Company immediately prior to the Reorganization. Moreover, the executive management of Holdings following the Reorganization will be the same as the executive management of the Company immediately prior to the Reorganization. In the absence of any economic and substantive consequence, we believe that, following the Reorganization, Holdings should be deemed to be a successor registrant and should be able to include the prior activities of the Company in determining whether the requirements as to the use of Form S-3 have been met by Holdings, in determining whether Holdings "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act and "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8.

Such a determination would be consistent with relief granted by the Division in similar circumstances. See, e.g., Pediatrix Medical Group, Inc., supra, and Dollar Tree Stores, Inc., supra.

Accordingly, we respectfully request that the Division concur in our opinion that after the Reorganization, Holdings will be entitled to take into account the Company's reporting history prior to the Reorganization in determining whether Holdings (i) is eligible to use Form S-3, (ii) "meets the requirements for use of Form S-3," as such phrase is used in General Instructions B.l.(a) and B.l.(b) of Form S-4 under the Securities Act and (iii) "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-8.

b. Rule 414 and Succession to the Registration Statement.

Rule 414 under the Securities Act provides that if an issuer is succeeded by another issuer for the purpose of changing its form of organization, the registration statements of the predecessor issuer will be deemed the registration statements of the successor issuer for purposes of continuing the offerings, provided that the conditions enumerated in Rule 414 are satisfied. We are of the opinion that the Form S-8 Registration Statement of the Company should be deemed to be the registration statement of Holdings as the "successor issuer for the purpose of continuing the offering," because the Reorganization would change the Company's "form of organization" and would substantially meet all the other conditions enumerated in Rule 414.

Paragraph (a) of Rule 414 requires that immediately prior to the succession, Holdings will have no assets or liabilities other than nominal assets or liabilities.

Paragraph (b) of Rule 414 requires that the succession be affected by a statutory merger or similar succession in which the successor acquires all assets and assumes all of the liabilities and obligations of the predecessor issuer. In the Reorganization, Holdings would not directly acquire all of the assets or assume all of the liabilities and obligations of the Company; however, the Division has not viewed this technicality relating to paragraph (b) of Rule 414 as making Rule 414 inapplicable to similar holding company reorganizations. See, e.g., Hecla Mining Company, supra. Although the assets and liabilities would remain with the Company after the Reorganization, Holdings would nonetheless hold an interest in the Company's assets and liabilities as the Company's sole stockholder. Therefore, immediately following the Reorganization, the assets, liabilities and stockholders' equity of Holdings, on a post-Reorganization consolidated basis, would be the same as those of the Company immediately prior to the Reorganization.

Paragraph (c) of Rule 414 requires that the succession be approved by securityholders of the predecessor issuer. Although paragraph (c) contemplates stockholder approval of the Reorganization, Delaware law does not require stockholder approval under DGCL Section 251(g) and stockholder approval for the Reorganization is not required by the Company's certificate of incorporation or bylaws.

After the Reorganization, Holdings will file a post-effective amendment to the Form S-8 Registration Statement expressly adopting the statements in the Form S-8 Registration Statement as its own for all purposes of the Securities Act and the Exchange Act, and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the Reorganization, or necessary to keep the Form S-8 Registration Statement from being misleading in any material respect.

The Division has issued no-action positions in several reorganizations that did not meet all of the Rule 414(b) and (c) requirements, including shareholder approval. See, e.g., Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, and Dollar Tree Stores, Inc., supra. Accordingly, we respectfully request that you concur in our opinion that, following the Reorganization, the Form S-8 Registration Statement would be deemed to be the registration statement of Holdings as "successor issuer" and that Holdings may continue the offering under the Form S-8 Registration Statement by filing a post-effective amendment to the Form S-8 Registration Statement in lieu of filing a new registration statement.

c. **Rule 144(c)(1).**

We recognize that affiliates of Holdings who desire to sell Holdings common stock, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities and (iii) has filed all of the reports required to be filed by it under Section 13 of the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of Holdings from utilizing Rule 144 during the first 90 days after the effective time of the Reorganization, we believe that the prior activities of the Company may be taken into account for purposes of determining whether Holdings satisfies the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning Holdings would be adequate and current. The Company has been a reporting company under the Exchange Act for many years. All reports required to be filed by the Company under the Exchange Act have been timely filed or will be timely filed prior to the Reorganization, including a current report on Form 8-K with respect to the Company's completion of the Reorganization. Similarly, Holdings will be subject to the reporting requirements of Section 13 of the Exchange Act following the

Reorganization. Holdings will have the same consolidated assets, liabilities, businesses, management and operations as the Company prior to the Reorganization. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reports and the continuing reporting that will be made by Holdings. Based on the foregoing, we are of the opinion that, for purposes of Rule 144, Holdings may include the Company's reporting history and status prior to the Reorganization in determining whether Holdings has complied with the public information requirements of Rule 144(c)(1) and thus, Holdings should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Reorganization if the Company has complied with the requirements of the Rule until the effective time of the Reorganization. The Division has taken similar positions in the context of comparable transactions. <u>See, e.g.,</u> The Dress Barn, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation, supra, Otter Tail Corporation, supra, and Dollar Tree Stores, Inc., supra.

Based on the foregoing, we respectfully request that the Division concur in our opinion that the Company's reporting history under the Exchange Act prior to the Reorganization may be taken into account in determining whether Holdings has complied with the current public information requirements of Rule 144(c)(1).

d. Rule 12g-3(a) and 12b-2.

The Company Common Stock is currently registered under Section 12(g) of the Exchange Act. Rule 12g-3(a) under the Exchange Act ("<u>Rule 12g-3(a)</u>") provides that if, in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, the securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act (e.g., Holdings Common Stock) are issued to the holders of any class of securities of another issuer that is registered pursuant to Section 12 of the Exchange Act (e.g., Company Common Stock), then the classes of securities so issued will be deemed to be registered under the same paragraph of Section 12 of the Exchange Act.

We are of the opinion that the Reorganization constitutes a "succession" for the purposes of Rule 12g-3(a) under the Exchange Act and, therefore, that upon issuance of the Holdings Common Stock to the holders of the Company Common Stock in exchange therefor, the Holdings Common Stock would be deemed registered under Section 12(g) of the Exchange Act. Although the definition of "succession" in Rule 12b-2 under the Exchange Act specifically contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and does not explicitly contemplate a holding company reorganization, no-action positions taken by the Division in the past suggest that the structure of the Reorganization should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. <u>See, e.g.,</u> The Dress Barn, Inc., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, Dollar Tree Stores, Inc., supra, and InterDigital Communications Corporation, supra. In connection with the Reorganization, the Company and Holdings will make all filings necessary to deregister the Company Common Stock with the Commission and to register Holdings Common Stock with the Commission. Holdings plans to include in a Form 8-K, to be filed shortly after the effective time of the Reorganization, a statement that the Holdings Common Stock being issued in connection therewith are registered under Section 12(g) of the Exchange Act.

Accordingly, we respectfully request that the Division concur in our opinion that, upon issuance of the Holdings Common Stock in exchange for the Company Common Stock in the Reorganization, the Holdings Common Stock will be deemed to be registered under Section 12(g) of the Exchange Act.

e. **Commission File Number.**

In Release No. 34-38850 (July 18, 1997), the Commission eliminated Form 8-B, which pertained to the registration of securities of certain successor issuers under Section 12 of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3, as amended, the securities of a successor to an issuer whose securities are registered under Section 12(g) also will be deemed registered under Section 12(g). Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

In this regard, the Commission had previously assigned a "Commission File Number" to registrants at the time they filed a Form 8-A or Form 8-B for purposes of Exchange Act reporting. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(g) successor registrant would obtain a Commission File Number. However SEC Division of Corporation Finance Compliance and Disclosure Interpretations (updated September 30, 2008) (the "C&DIs"), at Question 150.01 (under "Exchange Act Rules"), relating to the succession of an issuer pursuant to Rule 12g-3 under the Exchange Act, states that "[t]he securities of a successor issuer described in Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed. Under Rule 12g-3(f), the successor must file a Form 8-K with respect to the succession transaction using the predecessor's file number. After the Form 8-K is filed, a new file number will be generated for the successor company." Interpretation 150.01 of the C&DIs does not specifically address the question of whether a Section 12 successor registrant can succeed to the Commission File Number of its predecessor.

Because Holdings will be the successor to the Company and it is our view that stockholders of Holdings would benefit from the convenience and simplicity of being able to access all of the Company's and Holdings' filings under the Exchange Act in one location on the Commission's Next-Generation EDGAR System, we conclude that, at the effective time of the Reorganization, Holdings can assume and use the Commission File Number currently used by the Company. We note that the Division has taken similar positions with respect to successors in situations similar to the Reorganization. See, e.g., The Dress Barn, Inc., supra, Willbros Group, Inc., supra, GulfMark Offshore, Inc., supra, Southwestern Energy Company, available June 29, 2006, and Adolph Coors Company, supra.

Accordingly, we respectfully request that the Division concur in our conclusion that Holdings can assume and use the Commission File Number currently used by the Company.

5. Conclusion.

On behalf of the Company, we respectfully request the concurrence of the Division in each of the conclusions and opinions listed above under the heading "Request". We also request that the Division confirm that Holdings may rely on the Division's concurrence in such conclusions and opinions to the same extent as the Company. In view of the Company's intent to consummate the Reorganization as promptly as possible, we respectfully request your response as soon as possible. If for any reason you do not concur with any of our conclusions, we would appreciate the opportunity to confer with members of the Division by telephone prior to any written response to this letter.

If you have any questions or require any additional information in connection with this request, please contact the undersigned at (615) 742-6253.

Very truly yours,



J. Page Davidson

Exhibit A

Corporate Structure Diagrams

See Attached

Pre-Reorganization


HCA Inc.
Healthtrust, Inc. –
The Hospital Company
Minority
Stockholders
Other
Stockholders
Non-U.S.
Subsidiaries
Wholly-owned
U.S. Subsidiaries
Non-wholly-
owned
U.S. Subsidiaries
Existing
Joint Ventures

Post-Reorganization


HCA Holdings, Inc.
HCA Inc.
Healthtrust, Inc. –
The Hospital Company
Minority
Stockholders
Other
Stockholders
Non-U.S.
Subsidiaries
Wholly-owned
U.S. Subsidiaries
Non-wholly-
owned
U.S. Subsidiaries
Existing
Joint Ventures